EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made effective as of the 15th day of March, 2020 (the “Effective Date”) by and between:

MR. MARCUS LAUN, businessman and resident of Los Angeles, California

(the “Executive”)

And

SKY QUARRY INC., a company incorporated under the laws of the State of Delaware, USA

(the “Corporation”).

WHEREAS The Corporation and the Executive wish to enter into this Agreement to confirm in writing the rights and obligations of each of them in respect of the Executive’s employment with the Corporation, including the terms regarding the Executive’s termination of employment.

AND WHEREAS the Corporation and the Executive agree that their future relationship will be governed by the terms and conditions of this Executive Employment Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Corporation and the Executive agree as follows:

1.Definitions

In this Agreement, the following terms shall have the following meanings.

(a)“Agreement” means this agreement as it may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to Sections are to sections in this agreement.

(b)“Board” means the board of directors of the Corporation.

(c)“Base Salary” shall mean the Executive’s current annual base salary provided in Section 5, as increased from time to time.

(d)“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the State of Delaware.

(e)“Committee” means the Compensation Committee of the Board, or such other committee with similar responsibilities as may be appointed from time to time.

(f)“Change of Control” means any one or more of:

(i)the election by the shareholders of the Corporation of less than a majority of the persons named by management of the Corporation as nominated or intended to be nominated by management in an information circular prepared by management in connection with an annual or special meeting of shareholders of the Corporation;

(ii)the sale of net assets of the Corporation having a value greater than 50% of the fair market value of the net assets all or substantially all the assets of the Corporation determined on a consolidated basis prior to such sale whether such sale or acquisition occurs by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise;

(iii)any change in the holding, direct or indirect, of shares of the Corporation by a person not affiliated with the Corporation as a result of which such person, or a group of persons, or persons acting in concert, or persons associated or affiliated with any such person or group, are in a position to exercise effective control of the Corporation whether such change in the holding of such shares occurs by way of takeover bid, reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise; and for the purposes of this Agreement, a person or group of persons holding shares or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast 50% or more of  the  votes  attaching to  all  shares  of  the Corporation  which,  directly  or  following conversion  of  the convertible securities forming part of the holdings of the person or group of persons noted above, may be cast to elect directors of the Corporation shall be deemed, to be in a position to exercise effective control of the Corporation;

(iv)the sale, exchange or other disposition of a majority of the issued and outstanding common shares of the Corporation in a single transaction or series of related transactions;

(v)any reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or other transaction involving the Corporation where all of the shareholders of the Corporation immediately prior to such reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or other transaction hold greater than 50% of the shares of the Corporation or of the continuing corporation following completion of such reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, transfer, sale or other transaction;

(vi)merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the shares of the new or continuing company issued and outstanding upon completion of such transaction or series of transactions;

(vii)the dissolution of the Corporation’s business or the liquidation of its assets; or

(viii)any event or transaction which the Board, in its discretion, deems to be a Change of Control.

(g)“Confidential Information” means all confidential or proprietary information, intellectual property (including trade secrets) and confidential facts relating to the business and affairs of the Corporation and its Affiliates.

(h)“Constructive Dismissal” means any material reduction in the responsibilities, salary or benefits of the Executive without the Executive’s consent.

(i)“Good Reason” means any one or more of the following:

(i)without the express written consent of the Executive, any material adverse change to the Executive’s duties or position, reporting relationships, responsibilities, title or office held by the Executive in the Corporation, provided that the Executive has given the Corporation written notice that such change constitutes Good Reason and the Corporation has not remedied the change within 30 days of receipt by the Corporation of such notice; or

(ii)a material reduction by the Corporation of the Executive’s salary, benefits or any other form of remuneration or any change in the basis upon which the Executive’s salary, benefits or any other form of remuneration payable by the Corporation is determined or any failure by the Corporation to increase the Executive’s salary, benefits or any other forms of remuneration payable by the Corporation in a manner consistent (both as to frequency and percentage increase) with practices in effect from time to time with respect to the senior executives of the Corporation, whichever is more favourable to the Executive; or

(iii)any failure by the Corporation to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which the Executive is participating or entitled to participate from time to time, or the Corporation taking any action or failing to take any action that would adversely affect the Executive’s participation in or reduce his rights or benefits under or pursuant to any such plan, or the Corporation failing to increase or improve such rights or benefits on a basis consistent with practices with respect to the senior executives of the Corporation, whichever is more favourable to the Executive; or

(iv)any breach by the Corporation of any material provision of this Agreement; or

(v)the failure  by  the Corporation to  obtain,  in a form  satisfactory  to the  Executive,  an  effective assumption  of  the Corporation’s obligations hereunder by any successor to the Corporation, including a successor to a material portion of its business; or

(vi)the good faith determination by the Executive that the Corporation has requested he misrepresent information to external parties, vendors, shareholders or any other party; or

(j)“Option” means an option to purchase common shares of the Corporation, granted pursuant to the Option Plan.

(k)“Option Plan” means an Employee and Director Stock Option Plan of the Corporation, as adopted by the Corporation, subject to approval by the Corporation’s shareholders, as amended from time to time.

(l)“Payout Period”, means for the purposes of Section 10 and 13, a period to twelve (12) months.

(m)“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

(n)“Salary” has the meaning set out in Section 5(a).

(o)“Severance Period” means six (6) months for the first year of employment. Subsequent to the first year it means twelve (12) months plus three (3) months for each full or partial year of the Executive’s employment with the Corporation, thereafter commencing on the Effective date and to maximum of twenty-four (24) months.

(p)“Tandem SARs” means stock appreciation rights which may be issued together with Options under the Option Plan.

(q)“Termination Date” means that date at which the Executive is severed from the Corporation in accordance with the articles of this Agreement, and which constitutes the Executive’s final day of active work on the Corporation behalf.

2.Employment of the Executive

The Corporation shall employ the Executive, and the Executive shall serve the Corporation, in the position of Executive Vice President of the Corporation, without a probation period.  In such position, the Executive shall perform or fulfill such duties and responsibilities as are usually associated with such position and such other duties and responsibilities as the Chief Executive Officer and/or Board may designate.  The Executive shall report to the Chief Executive Officer.

3.Performance of Duties

The Executive shall faithfully, honestly and diligently serve the Corporation and shall use his best efforts to promote the interests of the Corporation. It shall not be a violation of this Section 3 for the Executive to engage in a voluntary activity, other public service or private and public Director and or Board designations that does not interfere or are in conflict with the Executive’s duties under this agreement.

4.Employment Period

The Corporation shall employ the Executive and the Executive shall serve the Corporation as an employee, without probation, in accordance with this Agreement for the indefinite period continuing from the date hereof and ending on the effective date the employment of the Executive under this Agreement is terminated.

5.Remuneration

(a)Basic Remuneration.  The Corporation shall pay the Executive a gross annual salary (the “Base Salary”) (before applicable statutory deductions and other withholdings) of $120,000. Salary shall be payable in arrears in equal semi-monthly installments.  The Executive’s Base Salary shall be reviewed annually by the Board, or any committee thereof administering the Corporation’s executive compensation.

(b)Benefits.  The Corporation shall provide to the Executive benefits pursuant to all benefit plans as are provided from time to time by the Corporation for its senior management in accordance with and subject to the terms and conditions of such plans from time to time.  These benefits may be amended from time to time, provided, that the aggregate value of the Executive’s benefits shall not be materially reduced.

(c)Vacation. The Executive shall be entitled to vacation with pay of 25 days per year, subject to increase from time to time, in accordance with the Corporation’s policies applicable to senior management.  Vacation shall be taken by the Executive at such time as may be acceptable to the Corporation having regard to its operation. Unused vacation may not be carried over for more than 12 months after the completion of each calendar year and any unused vacation will be paid out in cash.

(d)Bonus Plan.  The Executive shall be eligible to receive an annual performance-based bonus pursuant to any incentive compensation program in effect from time to time for executives or employees of the Corporation in an amount and based upon criteria to be determined and authorized by the Board in its sole and absolute discretion.  In the event that a Bonus is awarded, it will be paid within 45 days following the final accounting of the Corporation’s financial statements for the preceding financial year.

(e)Other Benefits.  The Executive shall be eligible to participate in any share option plan, share purchase plan, retirement plan, pension plan, group health benefits plan, or other benefits or incentives, whether embodied in a formal plan or not, offered by the Corporation to its senior management, in the manner and to the extent, if any, authorized by the Board or any committee thereof administering such plans, benefits or incentives.

(f)Retirement Plan. The Executive shall be eligible to participate in any retirement plan, pension plan, benefits or incentives, whether or not embodied in a formal plan, offered by the Corporation to its senior management, in the manner and to the extent, if any, authorized by the Board, or any committee thereof administering t retirement plan, pension plan, benefits or incentives.

(g)Payment of compensation and status as a taxable employee. It is hereby also acknowledged and agreed that the Executive will be classified as a taxable employee of the Corporation for all purposes, such that all compensation which is provided by the Corporation to the Executive under this Agreement, or otherwise, will be calculated and payable on a net basis for which all required statutory taxes will first be deducted by the Corporation and remitted on behalf of the Executive to all applicable taxation authorities in each instance.

6.Expenses

The Corporation shall pay or reimburse the Executive for all travel and out-of-pocket expenses reasonably incurred or paid by the Executive in the performance of his duties upon presentation of expense statements and receipts or other supporting documentation as the Corporation may reasonably require, in accordance with the Corporation’s expense policies.

7.Rights of Executive on Termination

On Termination of the Executive’s employment without Just Cause, or resignation by the Executive for Good Reason or upon a Change of Control, the following provisions shall apply:

(a)The Executive shall be entitled to receive from the Corporation, in full satisfaction of any and all entitlement that the Executive may have to notice of termination or payment in lieu of such notice, severance pay and any other payments to which the Executive may otherwise be entitled pursuant to applicable law:

(i)all unpaid earned Base Salary up to the Termination Date (less deductions and withholdings);

(ii)all accrued and unused vacation to the Termination Date (less deductions and withholdings);

(iii)continuation of Salary (less deductions and withholdings) for the Severance Period;

(iv)the Corporation shall maintain for the benefit of the Executive its current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the Executive than those contained in the policy in effect on the date hereof, covering claims made at any time prior to or within two years after the Executive ceases to be employed by the Corporation; and

(v)continued eligibility to participate in all benefits (excluding short and long term disability and life insurance which shall cease on the Termination Date), subject to the terms of the applicable plan, until the earlier of: (a) the end of the Severance Period; and (b) the date the Executive obtains comparable benefits from a subsequent employer.

(b)The payments and benefits referred to in Section 7(a) (excluding the benefits referred to in Section 7(a)(iv) are not subject to the Executive’s duty to mitigate and will not be reduced by any amounts received by the Executive from subsequent employment.

(c)The Executive may direct the Corporation to make the payments referred to in Section 7(a)(i) through (iii) in either form of lump sum or in equal instalments at the Executive’s current rate of pay and as per general payroll practice of the Corporation.

(d)Any Options and Tandem SARs which may be held by the Executive under the Option Plan shall be dealt with pursuant to the terms of the Option Plan.

(e)Any Performance Stock Units which may be held by the Executive under the PSU Plan shall be dealt with pursuant to the terms of the PSU Plan.

(f)Any Restricted Stock Units which may be held by the Executive under the RSU Plan shall be dealt with pursuant to the terms of the RSU Plan.

(g)The Executive shall, on or before the Termination Date:

(i)resign all offices held by him in the Corporation or any Affiliate;

(ii)deliver to the Corporation all Materials, including contact records, in his possession, including electronic copies and files;

(iii)deliver to the Corporation all credit and charge cards issued to him by or on behalf of the Corporation;

(iv)vacate any accommodation provided to him by the Corporation.

8.Voluntary Termination By the Executive

The Executive may terminate the Executive’s employment under this Agreement for any reason by providing not less than 120 calendar days’ notice in writing to the Company; provided, however, that the Company may waive or abridge any notice period specified in such notice in its sole and absolute discretion.

Upon the date of termination of the employment of the Executive, the Executive shall only be entitled to any Base Salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding and will not be entitled to any severance or other payments under this Agreement or otherwise.

9.Termination By Employer For Just Cause

The Corporation may terminate this agreement and the Executive’s employment for Just Cause with 30 days’ notice to the Executive and without payment to the Executive of any compensation or severance in lieu of notice past the 30 day notice period.

Upon termination of employment for Just Cause, the Executive shall only be entitled to any Base Salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding.

“Just Cause” shall mean the Executive’s:

(a)dishonesty in the performance of the Executive’s duties hereunder (including, but not limited to, theft or embezzlement of Company funds or assets);

(b)conviction of, or guilty plea or no contest plea, to a felony charge or any misdemeanor involving moral turpitude, or the entry of a consent decree with any governmental body;

(c)noncompliance in any material respect with any laws or regulations, foreign or domestic, affecting the operation of the Corporation’s business;

(d)violation of any express direction or any rule, regulation or policy established by the Board that is consistent with the terms of this Agreement, if such violation is likely to have a material adverse effect on the Corporation;

(e)material breach of this Agreement or material breach of the Executive’s fiduciary duties to the Corporation;

(f)gross incompetence, gross neglect, or gross misconduct in the performance of the Executive’s duties;

(g)repeated and consistent failure to be present at work during normal business hours except during vacation periods, absences due to temporary illness or time spent away from the office due to travel in connection with the performance of the Executive’s duties; or

(h)abuse of alcohol or drugs which interferes with the Executive’s performance of his duties.

With respect to those circumstances of Just Cause set forth in the preceding clauses (c) through (h) that are reasonably susceptible to cure, Just Cause shall only exist where the Corporation has provided the Executive with written notice of the alleged problem and the Executive has failed to cure such condition to the satisfaction of the Corporation within ten (10) business days.

10.Termination By Employer Without Just Cause

If the Executive’s employment is terminated by the Corporation as a result of a Constructive Dismissal or for any reason other than Just Cause and other than in accordance with Section 12, the Corporation will provide to the Executive within fifteen business days of the Termination Date:

(a)all Base Salary earned, but not yet paid up to the Termination Date, less required withholdings;

(b)the Corporation shall pay a lump sum amount that equals $1,000 for each month in the Payout Period, to the Executive for the failure to continue all benefits;

(c)the Corporation shall maintain for the benefit of the Executive its current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the Executive than those contained in the policy in effect on the date hereof, covering claims made at any time prior to or within two years after the Executive ceases to be employed by the Corporation; and

(d)subject to Section 6, reimbursement of out-of-pocket expenses incurred but not yet paid up to the Termination Date;

provided that the Executive shall deliver to the Corporation a duly executed full and final release in favour of the Corporation, in a form reasonably satisfactory to the Corporation, acting reasonably and limited to employment obligations and specifically excluding indemnity obligations and written resignations of all officer and director positions held on the Corporation or its subsidiaries.

11.Permanent Disability Of The Executive

“Permanent Disability” means the mental or physical state of the Executive is such, that:

(a)the Executive has to a substantial degree been unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as an employee or officer of the Corporation either for any consecutive two (2) month period or for any period of three (3) months (whether or not consecutive) in any consecutive twelve (12) month period; or

(b)a court of competent jurisdiction has declared the Executive to be mentally incompetent of incapable of managing his affairs;

provided that, in either case, the Permanent Disability shall be acknowledged and accepted by the Corporation’s long-term disability insurer, if any.

Termination Upon Permanent Disability of Executive:

If the Executive shall suffer a Permanent Disability, the employment of the Executive may be terminated by the Corporation upon giving of notice of at least thirty (30) days; provided that such termination does not adversely affect the Executive’s entitlement to long-term disability benefits under the Corporation’s benefit plan, if applicable. Notwithstanding anything contained in this Agreement or elsewhere, in the event of termination pursuant to the provisions of this Section 11, the Corporation shall pay to the Executive (or his trustee) a sum equal to his annual Base Salary, together with payment of accrued but unpaid salary and vacation pay to the Termination Date, and the Executive shall continue to be entitled to such insurance and other benefits which may be provided pursuant to any long-term disability plan or the benefits plan of the Corporation in effect at the time, provided the Executive (or his trustee) provides the Corporation with a duly executed full and final release in favour of the Corporation, in a form reasonably satisfactory to substantiate a written resignation of all officer and director positions held in the Corporation and its subsidiaries.

12.Termination – Death of Executive

This agreement and the Executive’s employment shall be deemed to have terminated upon the death of the Executive.  The Corporation shall pay the Executive’s estate or Executive’s designated beneficiary, within fifteen (15) business days (unless otherwise specified below) or receipt of notice of the Executive’s death, the following payments:

(a)All Base Salary earned but not yet paid up to the date of the Executive’s death, less required holdings;

(b)All vacation pay associated with vacation time carried over from any previous period(s) and appropriately approved, and all accrued but unused vacation pay, less required holdings;

(c)Subject to Section 6, reimbursement of out-of-pocket expenses incurred but not yet reimbursed up to date of the date of the Executive’s death;

(d)Any bonus of other incentive which has been declared and earned but not yet paid, plus an amount to represent the Executive’s bonus or other incentive for the period up to the Executive’s death, with such amount estimated in good faith by the Executive’s supervisor and paid at the time which would normally have been paid by the Corporation; and

(e)In the event of the death of the Executive on or prior to the expiry of any of the Executive’s unexercised Stock Options, the legal personal representative of the Executive may exercise such remaining Stock Options and Restricted Stock Unit grants, subject to the vesting schedule for such remaining Stock Options and Restricted Stock Unit grants, at any time up to and including (but not after) the earlier of: (a) a date one year following the date of the death of the Executive, and (b) the scheduled expiry time.

13.Change of Control

In the event of a Change of Control, together with a Good Reason, the Executive may elect to terminate this Agreement within the later of six (6) months from the deemed date of the Change of Control or thirty (30) days of the deemed date of the event of Good Reason (the “Termination Date”) and the Corporation will provide to the Executive within fifteen (15) business days of the Termination Date:

(a)all Base Salary earned, but not yet paid up to the Termination Date, less required withholdings;

(b)all accrued but unused vacation pay, less required withholdings;

(c)the Corporation shall maintain for the benefit of the Executive its current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the Executive than those contained in the policy in effect on the date hereof, covering claims made at any time prior to or within two years after the Executive ceases to be employed by the Corporation; and

(d)subject to Section 6, reimbursement of out-of-pocket expenses incurred but not yet paid up to the Termination Date;

provided that the Executive shall deliver to the Corporation a duly executed full and final release in favour of the Corporation, in a form reasonably satisfactory to the Corporation, acting reasonably and limited to employment obligations and specifically excluding indemnity obligations, and written resignation of all officer and director positions held in the Corporation and its subsidiaries.

14.Non-Solicitation

The Executive shall not, during the period of his employment and for twelve (12) months thereafter, directly or indirectly, induce or solicit or attempt to induce or solicit any employee of the Corporation or assist or encourage any employee of the Corporation to accept employment or engagement elsewhere, unless such former employee has been out of the employ of the Corporation for at least four months or was terminated by the Corporation excluding any unsolicited response to a general advertisement..

15.Non-Disclosure and Confidentiality

The Executive shall not, either during the period of his employment or at any time thereafter, directly or indirectly, use or disclose to any Person any Confidential Information provided, however, that nothing in this section shall preclude the Executive from disclosing or using Confidential Information if:

(a)the Confidential Information is disclosed in the course of the Executive’s employment as an employee or director of the Corporation or any predecessor, successor or assigns;

(b)the Confidential Information is available to the public or in the public domain at the time of such disclosure or use, without breach of this Agreement; or

(c)disclosure of the Confidential Information is required to be made by any law, regulation, governmental body or authority or by court order.

The Executive acknowledges and agrees that the obligations under this section are to remain in effect in perpetuity.

16.Fiduciary

The Executive acknowledges that he is fiduciary.  The obligations contained in Sections 14, 15 and 17 do not restrict any implied confidentiality, proprietary rights or fiduciary obligations or any duty of loyalty and good faith that the Executive may now or hereafter owe to the Corporation.

17.Corporate Indemnity

The Executive will be indemnified by the Corporation in accordance with the provisions of the Corporation’s Bylaws and the indemnity agreement in place for each executive, executed by the parties on the Effective Date, for actions brought against him for the performance of the Executive’s duties and such indemnity agreement shall indemnify the Executive to the fullest extent permitted by law. The Corporation will maintain Directors and Officer Liability Insurance and Errors and Omissions Insurance with a minimum coverage not less than $3,000,000 per occurrence, such insurance to include payment of all associated legal costs.

18.Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand delivery or courier delivery or email as hereinafter provided.  Any such notice or other communication, if sent by facsimile, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the Executive in person, or to the Corporation at the address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address shall also be governed by this section.  Notices and other communications shall be addressed as follows:

(a)if to the Executive:

Mr. Marcus Laun

[redacted]

email: marcuslaun@gmail.com

(b)if to the Corporation:

Sky Quarry Inc.

136 E S Temple, Suite 1400

Salt Lake City, UT 84111

Email: tschneider@skyquarry.com

19.Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

20.Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

21.Entire Agreement, Waiver

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and shall supersede and replace any and all prior agreements, undertakings, representations or negotiations pertaining to the subject matter of this Agreement ..  There are no warranties, representations or agreements between the parties in connection with such subject matter except as specifically set forth or referred to in this Agreement.  Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

22.Currency

Except as expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in United States Dollars. At the election of the Executive such payments may be converted and paid in Canadian Dollars. In such case, conversion shall be calculated using the daily exchange rate set by the Bank of Canada for the date such payment is due.

23.Governing Law and Venue

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, as applicable to contracts executed and performed entirely within and by residents of such state.

Each of the parties submits to the exclusive jurisdiction of any state or federal court sitting in California in any action or proceeding arising out of or relating to this Agreement and further agrees that all claims in respect of the action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner so provided by law.

The parties irrevocably submit to the exclusive jurisdiction of these courts and waive the defense of inconvenient forum to the maintenance of any action or proceeding in these venues.

24.Disputes and Attorney’s Fees

The Corporation shall pay to the Executive all legal fees and expenses incurred by the Executive in disputing in good faith any issue hereunder relating to the termination of the Executive’s employment, in seeking in good faith to obtain or enforce any benefit or right provided in this Agreement. Such payments shall be made within five (5) business days after delivery of the Executive’s written request for payment accompanied with such evidence of fees and expenses incurred as the Corporation may reasonably require.

In the event any action or proceeding, at law or in equity, is filed to enforce or interpret this Agreement, the prevailing party in such action or proceeding will be entitled to recover reasonable attorneys' fees and costs in addition to any other award of the court or tribunal, as the case may be.

25.Counterparts

This Agreement may be signed in counterparts and by facsimile transmission and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SKY QUARRY INC.

By:
WITNESS:	)
)
)
	)	Marcus Laun
)